Exhibit 12

Williams Partners L.P.

Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2012	2011(a)	2010(a)	2009(a)	2008(a)
	(Millions)
Earnings:
Income before income taxes and noncontrolling interests	$1,243	$1,514	$1,190	$1,065	$1,149
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(53)	(93)	(68)	(55)	(55)

Income before income taxes and equity earnings	1,190	1,421	1,122	1,010	1,094

Add:
Fixed charges:
Interest incurred, including proportionate share from 50% owned investees and unconsolidated majority-owned investees	461	426	393	260	252
Rental expense representative of interest factor	8	7	6	8	11

Total fixed charges	469	433	399	268	263
Distributed income of equity method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	73	101	78	60	64
Less:
Capitalized interest	(36)	(11)	(29)	(58)	(43)

Total earnings as adjusted	$1,696	$1,944	$1,570	$1,280	$1,378

Fixed charges	$469	$433	$399	$268	$263

Ratio of earnings to fixed charges	3.62	4.49	3.93	4.78	5.24

(a) Recast as a result of the Geismar Acquisition.